Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

VIA EDGAR

August 11, 2023

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	File Nos. 033-70742 and 811-08090
	Funds:	Lincoln Hedged S&P 500 Fund and Lincoln Hedged S&P 500 Conservative Fund (each a “Fund” collectively, the “Funds”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on July 31 and August 2, 2023, to the Registrant’s registration statement filed on Form 485APOS on June 16, 2023, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”). Any comments to the disclosure for one Fund will be applied to both Funds, where applicable.

The following are your comments and the Registrant’s responses.

1)

With respect to the 80% investment policy, please confirm that the Fund intends to include derivatives, including FLEX Options, as part of the 80% policy using the market price of derivatives for such test.

a)

The Registrant will use the notional value of derivatives for purposes of the Fund’s policy adopted in accordance with Rule 35d-1 under the 1940 Act (the “Names Rule Policy”). The Registrant believes that a notional value approach provides the most accurate measure of compliance with the principles of this rule. SEC guidance indicates that, for purposes of determining compliance with its Names Rule Policy, a fund may account for a derivative position by reference either to its mark-to-market value or notional value.[1] Further, in its 2022 proposal to amend the Names Rule (the “Proposal”),[2] the Commission stated that “[t]he names rule is designed to ensure that a fund’s investment activity supports the investment focus its name communicates, and for funds that use derivatives instruments, the investment exposure of those derivatives instruments is generally better reflected by a derivatives instrument’s notional amount than by its market value.”[3] The Commission cautioned that, “…using derivatives

1 See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13 (stating that in “…appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”)

2 Investment Company Names, Release No. IC-34593, 15 (May 25, 2022), available at https://www.sec.gov/rules/proposed/2022/33-11067.pdf.

3 Id. (emphasis added).

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

instruments’ market values for purposes of assessing names rule compliance could result in a fund being in compliance with the fund’s 80% investment policy despite the fund having significant exposure to investments that are not suggested by the fund’s name.”[4]

2)	When using the phrase “net assets” in the 80% investments policy include the parenthetical “(including borrowings for investment purposes).”

a)	The Registrant has updated its disclosure to include the recommended parenthetical as follows:

The Fund, under normal circumstances, invests at least 80% of its net assets (including borrowings for investment purposes) in securities that reference the Index or in an underlying fund which tracks the Index.) (emphasis added).

3)	In the second paragraph in the Investment Strategy section, please consider revising the word “tracking” when discussing how the fund pursues its investment objective.

a)	The requested revisions have been made. This paragraph has been revised as follows:

The Fund pursues its objective by providing exposure to the returns of the S&P 500 Price Return Index (the “Index”) while implementing a hedging strategy to reduce downside exposure. (emphasis added).

4)	In the fourth paragraph of the Investment Strategy section, please consider changing the heading from “FLEX Options” to “FLEX Options Portfolio.”

a)	The requested revision has been made.

5)	Clarify whether the Funds will maintain a separate collateral portfolio and, if so, define it as the “Collateral Portfolio” in the Investment Strategy section.

a)	The Funds will not maintain a separate collateral portfolio.

6)	Consider including a more detailed description of the FLEX Options transactions for each tranche in the Item 4 summary description of the Fund’s Investment Strategy.

a)	The requested revisions have been made. The Item 4 summary description of the Lincoln Hedged S&P 500 Fund’s investment strategy has been revised as follows:

Each tranche consists of a combination of four FLEX Options contracts that provide exposure to the Index up to a Cap along with limited downside Buffer protection against the performance of the Index. Each tranche consists of the following:

1.	purchased one-year near-zero calls that, in combination with the investment in the Underlying Fund, provide exposure to the Index for the portion of the Fund whose FLEX Options are expiring.

4 Id. (emphasis added).

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

2.	purchased one-year at-the-money puts that provide limited downside protection for the portion of the Fund whose FLEX Options are expiring.
3.	sold one-year puts with a strike price 12% “out-of-the-money” to help establish the Buffer and fund the purchase of calls and puts.
4.	sold out-of-the-money calls to help fund the purchase of calls and puts.

The above description is a summary for illustrative purposes and necessarily does not reflect all factors that could potentially affect the Fund’s strategy.

Corresponding revisions have also been made to the Item 4 summary description of the Lincoln Hedged S&P 500 Conservative Fund’s investment strategy.

7)	For terms like “out of the money,” please clarify by including disclosure explaining what these terms mean.

a)	The requestion revision has been made. The Item 9 section on the Funds’ investment strategy has been revised to include the following:

In options trading, an option is said to be “in the money” when the current market price of the reference asset is above the strike price for a call option, or below the strike price for a put option. An option is said to be “out of the money” when the current market price of the reference asset is below the strike price for a call option, or above the strike price for a put option.

8)	Consider including “limited” whenever “upside” or “downside” is mentioned in the Investment Strategy section, unless a specific tolerance is mentioned (e.g., 12%).

a)	The requested revisions have been made.

9)

In the fifth paragraph of the Investment Strategy section, please clarify the statement, “This combination of FLEX Options provides the resetting tranche, for one year after the reset date, with downside protection from the Index’s value as of the reset date, while allowing the Fund to participate in Index appreciation up to the strike price of the sold out-of-the-money calls” as to the effect of the downside protection.

a)	The requested revisions have been made. This paragraph has been revised as follows:

This combination of FLEX Options provides the resetting tranche, for one year after the reset date, with downside protection from declines in the Index’s value as of the reset date, while allowing the Fund to participate in Index appreciation up to the strike price of the sold out-of-the-money calls. (emphasis added).

10)

Consider moving the phrase, “Because options prices are generally inversely related to volatility in the price of their reference asset, the Cap for a tranche is expected to be low if that tranche is reset at a time of low volatility, and this could limit materially that tranche’s participation in Index appreciation,” to the Item 9 description of the Fund’s investment strategy and whether the language may be simplified.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

a)

The requested revision has been made. The Registrant has moved this sentence to the Item 9 description of the Fund’s investment strategy, and the Registrant will consider ways to simplify this language during its next annual update.

11)	Consider moving the paragraph beginning “About Buffers” to the Item 9 section discussing the Fund’s investment strategy.

a)	The requested revision has been made.

12)	Consider moving the paragraph beginning “About Caps” to the Item 9 section discussing the Fund’s investment strategy.

a)	The requested revision has been made.

13)	Consider whether references to a “cap” or “buffer” should be qualified so that it is clear they apply separately to each tranche of options.

a)	The requested revisions have been made.

14)	Please revise “Tracking Error Risk” to capture the risk associated with the Fund generally.

a)	The requested revision has been made. “Tracking Error Risk” has been revised as follows:

Tracking Error Risk. The Fund attempts to track the performance of the Index. The performance of the Fund may deviate substantially from the Index it tracks. Various factors may affect the Fund’s ability to achieve perfect correlation, such as cash flows, Fund expenses, imperfect correlation between the Fund’s investments and those of the Index, rounding of share prices, changes to the Index and regulatory policies, and costs in buying and selling securities. To the extent that the Fund employs a sampling technique to construct the Fund’s portfolio, the Fund may invest in fewer than all of the securities in the Index and in some securities not included in the Index, potentially increasing the risk of divergence between the Fund’s return and that of the Index. In addition, the Fund may not be fully invested at times, either as a result of cash flows into or out of the Fund or reserves of cash held by the Fund to meet redemptions. The representative sample of securities in the Index that are actually held by the Fund may vary from time to time. In addition, the Fund’s investment approach, which attempts to track the performance of the Index before fees and expenses, may perform differently than other mutual funds that focus on a particular market segment or invest in other asset classes.

15)	To the extent there is Concentration Risk, including Tech Sector Risk, in the Fund please include a statement in the Funds’ Investment Strategy section to this effect.

a)	The Registrant notes that the following is included in the Investment Strategy section for both Funds:

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

As of December 31, 2022, a significant portion of the Fund’s investment exposure was comprised of companies in the information technology sector.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq. Christian Pfeiffer, Esq. Sharon Alyanakian Teriana Griggs